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                                                                    Exhibit 99.4



                       [Letterhead of Morrow & Co., Inc.]


                                                            __________ __, 1997


Hanover Direct, Inc.
1500 Harbor Boulevard
Weehawken, NJ 07087

Gentlemen:

        This letter will serve as the agreement pursuant to which you will retain us to act as Information Agent in connection with your Rights Offer to Shareholders of Hanover Direct, Inc. (the "Offer"), currently expected to take place in ____________, 1997.

        The services we will perform on your behalf will include the following services in connection with your Offer: consultation and preparation, delivery of material to brokers, banks and nominees, acting as Information Agent, receiving calls from shareholders, and telephoning holders of record and non-objecting beneficial owners (NOBOs).

        For the above services our fee will be $6,500.00. One half of the fee ($3,250.00), plus an advance against disbursements of $5,000.00, is due upon the signing of this agreement. The balance of our fee, plus additional disbursements incurred by us on your behalf, will be payable upon the expiration of the Offer. Included in our disbursements will be our charge for incoming and outgoing telephone calls, which will be $5.00 per shareholder, such charge will include labor, directory assistance and all related telephone expenses. The number of shareholders to be called is to be approved by you in advance.

        For a service charge of $5.00 per check, we will process and prepare checks for Broker/Nominee invoices submitted for the mailing by them of your Offer materials. A statement listing each of the Broker/Nominee invoices will be furnished by us for your review and payment.

        By signing this agreement you agree to indemnify and hold us harmless against any loss, damage, expense (including reasonable legal fees and expenses), liability or claim relating to or arising out of our performance of this agreement except where we,

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Hanover Direct, Inc.
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or our employees, fail to comply with this agreement.  However, you shall not be obliged to indemnify us or hold us harmless against any such loss, damage, expense, liability or claim which results from gross negligence, bad faith or willful misconduct on our part or on the part of any of our employees. At your election, you may assume the defense of any such action. We shall promptly advise you in writing of any such liability or claim after receipt of notice of any action or claim for which we may be entitled to indemnification hereunder.

        This agreement shall be construed and enforced in accordance with the laws of the State of New York and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto.

        If any provision of this agreement shall be held illegal, invalid or unenforceable by any court, this agreement shall be construed and enforced as if that provision had not been contained herein and shall be deemed an agreement among us to the full extent permitted by applicable law.

        Please acknowledge receipt of this agreement and confirm the arrangements herein provided by signing and returning the enclosed copy of this letter to the undersigned, whereupon this agreement and your acceptance of the terms and conditions herein provided shall constitute a binding agreement among us.

                                            Very truly yours,


                                            MORROW & CO. INC.


Accepted:

HANOVER DIRECT, INC.

By: _______________________                 By: _________________________

Title: ____________________                 Title: ______________________

Date: _____________________